UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated May 6, 2004

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.
(Registrant)

Date: May 10, 2004	By: /s/ Lori E. Beak
Lori E. Beak Secretary

DUNDEE BANCORP FIRST QUARTER RESULTS

Toronto – May 6, 2004: DUNDEE BANCORP INC. (TSX:  DBC.A) is pleased to report its financial results for the quarter ended March 31, 2004.  Reported net earnings in the first quarter of 2004 are significantly higher, at $30.1 million or $1.19 per share as compared with $12.9 million or $0.51 per share in the same period of 2003.

On December 30, 2003, our subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”), completed the acquisition of Cartier Partners Financial Group Inc. (“Cartier”), which transformed Dundee Wealth into one of the largest independent integrated wealth management companies in Canada.  On a combined basis, Dundee Wealth has over $40 billion in fee paying assets under management and administration and approximately 3,300 financial advisors in over 900 offices across Canada.  Dundee Wealth’s results for this quarter include the operating results generated from the Cartier business acquired.

On a consolidated basis, Dundee Bancorp generated operating EBITDA1 of $57.5 million in the first quarter of 2004, up 76% from $32.6 million earned in the same period of 2003.  The increase in EBITDA is largely due to an increase in average fee generating assets at our subsidiary, Dundee Wealth, which, on a combined managed and administered basis ended the current quarter at $40.2 billion compared with $16.4 billion at March 31, 2003 and $38.4 billion at December 31, 2003.

Net realized investment gains during the first quarter of 2004 were $21.4 million compared with $16.5 million in 2003.  Increased activity from our corporate investments reflects improved market values in 2004 and our desire to monetize some of our non-core investment positions.

Real estate activities resulted in pre-tax earnings of $12.9 million in the first quarter of 2004. In the comparative period of 2003, our real estate investments were accounted for on an equity-accounted basis and reflect our proportionate interest in Dundee Realty’s combined land and housing and revenue generating businesses.

Significant developments in our resource segment include the previously announced transaction completed by Dundee Precious Metals Inc. (“Dundee Precious”) on April 15, 2004.  Dundee Precious received shareholder approval and was transformed from an investment company to an operating gold mining company.  Concurrently, it terminated its investment management arrangement with our subsidiary, Dundee Wealth.  Dundee Precious issued 4,625,000 common shares and an option to acquire an additional 2,500,000 common shares to Dundee Wealth in settlement of the termination payment which will result in Dundee Wealth realizing

1 “EBITDA” represents earnings before interest, taxes, depreciation and amortization.  EBITDA is set out in the consolidated statements of operations of Dundee Wealth and is a non-GAAP earnings measure.  The Company uses this measure as a supplement for net earnings and cash flows.

a gain of $26.8 million in the second quarter of 2004.  We acquired both the shares and the option from Dundee Wealth for cash proceeds of $27.8 million on April 19, 2004 and then exercised the option, which increased our percentage ownership in Dundee Precious to 21%.  We will now be equity accounting for this investment.

FORWARD LOOKING STATEMENTS

This release may contain forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry generally.  They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements.  The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

Readers are referred to the media release of Dundee Wealth Management Inc. dated May 6, 2004 for more information on that company.

For further information please contact:

Ned Goodman

Joanne Ferstman

President & CEO

Executive Vice President & CFO

Tel: (416) 365-5665

Tel: (416) 365-5010

ngoodman@dundeebancorp.com

jferstman@dundeebancorp.com

SEGMENTED OPERATING RESULTS

For the three months ended March 31, 2004 compared with the three months ended March 31, 2003

(in thousands of dollars)						2004

	Wealth Management	Real Estate		Other Investments and Corporate costs
			Resources		Intersegment	TOTAL

REVENUES
Management and administration fees	$58,813	$-	$-	$-	$-	$58,813
Redemption fees	2,823	-	-	-	-	2,823
Financial services	98,164	-	-	818	(818)	98,164
Real estate revenue	-	26,605	-	-	-	26,605
Oil and gas sales, net of royalties	-	-	1,935	-	-	1,935
Investment income (loss)	651	-	16,630	6,033	(89)	23,225

	160,451	26,605	18,565	6,851	(907)	211,565

EXPENSES
Selling, general and administrative	51,819	1,510	350	3,265	(818)	56,126
Variable compensation	69,593	-	-	-	-	69,593
Trailer fees	10,246	-	-	-	-	10,246
Operating costs, real estate	-	17,544	-	-	-	17,544
Operating costs, oil and gas properties	-	-	554	-	-	554

	131,658	19,054	904	3,265	(818)	154,063

OPERATING EBITDA	28,793	7,551	17,661	3,586	(89)	57,502
Amortization of deferred sales commissions	9,475	-	-	-	-	9,475
Depreciation and amortization	2,262	35	486	240	-	3,023
Interest expense	537	164	5	2,818	(89)	3,435

OPERATING EARNINGS (LOSS)	16,519	7,352	17,170	528	-	41,569

Equity earnings	-	5,550	2,703	110	-	8,363
Non controlling interest	(3,726)	-	(179)	-	-	(3,905)

	$12,793	$12,902	$19,694	$638	$-	46,027

Dilution loss						(979)
Income taxes						(14,996)

NET EARNINGS FOR THE PERIOD						$30,052

(in thousands of dollars)						2003

	Wealth Management	Real Estate		Other Investments and Corporate costs
			Resources		Intersegment	TOTAL

REVENUES
Management and administration fees	$38,361	$-	$-	$-	$-	$38,361
Redemption fees	3,050	-	-	-	-	3,050
Financial services	31,037	-	-	872	(872)	31,037
Real estate revenue	-	-	-	-	-	-
Oil and gas sales, net of royalties	-	-	4,879	-	-	4,879
Investment income (loss)	(591)	-	21,201	(3,594)	(258)	16,758

	71,857	-	26,080	(2,722)	(1,130)	94,085

EXPENSES
Selling, general and administrative	32,121	-	453	1,739	(872)	33,441
Variable compensation	18,045	-	-	-	-	18,045
Trailer fees	7,426	-	-	-	-	7,426
Operating costs, real estate	-	-	-	-	-	-
Operating costs, oil and gas properties	-	-	2,566	-	-	2,566

	57,592	-	3,019	1,739	(872)	61,478

OPERATING EBITDA	14,265	-	23,061	(4,461)	(258)	32,607
Amortization of deferred sales commissions	10,762	-	-	-	-	10,762
Depreciation and amortization	1,352	-	399	203	-	1,954
Interest expense	1,058	-	4	2,829	(258)	3,633

OPERATING EARNINGS (LOSS)	1,093	-	22,658	(7,493)	-	16,258

Equity earnings	-	2,412	(914)	82	-	1,580
Non controlling interest	(299)	-	(273)	-	-	(572)

	$794	$2,412	$21,471	$(7,411)	$-	17,266

Dilution loss						(1,620)
Income taxes						(2,783)

NET EARNINGS FOR THE PERIOD						$12,863

D U N D E E B A N C O R P I N C. C O N S O L I D A T E D B A L A N C E S H E E T S

As at March 31, 2004 and December 31, 2003
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2004	December 31, 2003

		(Restated)
ASSETS
Cash and short term investments	$147,623	$148,658
Brokerage securities owned	25,377	24,978
Accounts receivable	139,341	170,682
Client accounts receivable	425,706	354,347
Corporate investments	311,697	324,867
Deferred sales commissions	95,067	85,309
Capital and other assets	170,622	160,625
Goodwill and other intangible assets	456,119	465,135

TOTAL ASSETS	$1,771,552	$1,734,601

LIABILITIES
Bank indebtedness	$4,763	$21,181
Accounts payable and accrued liabilities	172,005	186,276
Brokerage securities sold short	33,515	3,966
Client deposits and related liabilities	382,131	336,126
Income taxes payable	19,811	13,827
Corporate debt	217,292	295,622
Future income tax liabilities	39,007	38,552

	868,524	895,550

NON CONTROLLING INTEREST	277,631	245,818

SHAREHOLDERS' EQUITY
Share capital
Common shares	290,282	288,740
Contributed surplus	987	987
Retained earnings	334,810	304,758
Foreign currency translation adjustment	(682)	(1,252)

	625,397	593,233

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,771,552	$1,734,601

D U N D E E     B A N C O R P I N C.

C O N S O L I D A T E D     S T A T E M E N T S    O F    O P E R A T I O N S

For the three months ended March 31, 2004 and 2003

(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	March 31, 2004	March 31, 2003

		(Restated)
REVENUE
Management and administration fees	$58,813	$38,361
Redemption fees	2,823	3,050
Financial services	98,164	31,037
Real estate revenue	26,605	-
Oil and gas sales, net of royalties	1,935	4,879

	188,340	77,327
Investment income	23,225	16,758

	211,565	94,085

EXPENSES
Selling, general and administrative	56,126	33,441
Variable compensation	69,593	18,045
Trailer fees	10,246	7,426
Operating costs, real estate	17,544	-
Operating costs, oil and gas properties	554	2,566

	154,063	61,478

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	57,502	32,607
Amortization of deferred sales commissions	9,475	10,762
Depreciation, depletion and amortization	3,023	1,954
Interest expense	3,435	3,633

OPERATING EARNINGS	41,569	16,258
Share of earnings of equity accounted investees	8,363	1,580
Dilution loss	(979)	(1,620)
Income taxes
Current	(14,346)	(1,223)
Future	(650)	(1,560)
Non controlling interest	(3,905)	(572)

NET EARNINGS FOR THE PERIOD	$30,052	$12,863

RETAINED EARNINGS AT BEGINNING OF PERIOD	$304,758	$184,787
Net earnings	30,052	12,863
Change in opening retained earnings to account
for changes in accounting policies	-	(3,452)
Premiums related to cancellation of share capital	-	(70)

RETAINED EARNINGS AT END OF PERIOD	$334,810	$194,128

EARNINGS PER SHARE

Basic	$1.19	$0.51
Diluted	$1.15	$0.51

D U N D E E    B A N C O R P    I N C.

C O N S O L I D A T E D    S T A T E M E N T S     O F    C A S H    F L O W S

For the three months ended March 31, 2004 and 2003
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2004	March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		(Restated)
Net earnings for the period	$30,052	$12,863
Non cash items in earnings:
Depreciation, depletion and amortization	12,498	12,716
Net gains from corporate investments	(21,448)	(16,485)
Share of unremitted equity earnings	(8,363)	(1,580)
Dilution loss	979	1,620
Future income taxes	650	1,560
Non controlling interest	3,905	572
Other	545	405

	18,818	11,671
Changes in:
Accounts receivable	29,103	514
Accounts payable and accrued liabilities	(9,273)	(5,341)
Bank indebtedness	(16,418)	(7,374)
Income taxes payable	4,045	(1,468)
Brokerage securities owned and sold short, net	29,150	3,157
Client accounts receivable, net of client deposits and related liabilities	(25,354)	(4,434)
Development of land, housing and condominium inventory	(6,579)	-
Other real estate working capital	(1,512)	-

CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	21,980	(3,275)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	45,460	53,851
Acquisitions of portfolio investments	(3,285)	(3,306)
Acquisitions of non controlling interest	(1,000)	(2,000)
Sales commissions paid on distribution of mutual funds	(19,233)	(8,269)
Acquisition of shares in subsidiary	-	(1,931)
Acquisition of land held for development	(6,547)	-
Other	(3,876)	(2,034)

CASH PROVIDED FROM INVESTING ACTIVITIES	11,519	36,311

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in corporate debt	(75,501)	(1,317)
Increase in real estate debt	4,724	-
Issuance of Class A subordinate shares, net of issue costs	1,503	102
Acquisition of Class A subordinate shares	-	(430)
Issuance of shares in subsidiaries to non controlling interest	35,195	869
Dividends paid to non controlling shareholders	(455)	(136)

CASH USED IN FINANCING ACTIVITIES	(34,534)	(912)

NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(1,035)	32,124
Cash and short term investments, beginning of period	148,658	119,467

CASH AND SHORT TERM INVESTMENTS, END OF PERIOD	$147,623	$151,591

Cash flows from operating activities include the following:
Interest paid	$3,435	$3,633
Taxes paid	$11,849	$3,529